UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2023
Commission File Number: 001-35936
B2Gold Corp.
(Translation of registrant’s name into English)
British Columbia, Canada
(Jurisdiction of incorporation or organization)
Suite 3400, Park Place
666 Burrard Street,
Vancouver, British Columbia V6C 2X8
Canada
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
[   ] Form 20-F              [X] Form 40-F

INCORPORATION BY REFERENCE
Exhibit 99.1 (Consolidated Financial Statements for the Nine Months Ended September 30, 2023) and Exhibit 99.2 (Management's Discussion and Analysis for the Quarter Ended September 30, 2023) to this Report on Form 6-K are incorporated by reference into this report and are hereby incorporated by reference into and as an exhibit to the registrant's Registration Statements on Form S-8 (File Nos. 333-273659, 333-239197, 333-226063, 333-206811, 333-200228, 333-192555 333-232158 and 333-218710), in all cases as amended or supplemented, to the extent not superseded by documents or reports subsequently filed or furnished by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

In addition, the Company amended its Performance Share Unit Plan on November 7, 2023 (the “Amended PSU Plan”) to add an option to settle future PSU grants, when vested, in cash (instead of shares) at the Company’s sole discretion, and to add a provision to account for the adoption of an amended and restated Executive Officer Incentive Compensation Clawback Policy (the “Clawback Policy”) to comply with new rules of the New York Stock Exchange American set forth in Listed Company Manual Section 811 -- Erroneously Awarded Compensation, which Amended PSU Plan is attached as Exhibit 99.5 (B2Gold Corp. Performance Share Unit Plan, as amended) to this Report on Form 6-K, which is hereby incorporated by reference into this report on Form 6-K and is hereby incorporated by reference into and as an exhibit to the registrant's Registration Statement on Form S-8 (File No. 333-232158).

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K
See the Exhibit Index hereto.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B2Gold Corp.

Date: November 8, 2023	By:	/s/ Randall Chatwin
	Name:	Randall Chatwin
	Title:	Senior Vice President, Legal & Corporate Communications

EXHIBIT INDEX

Exhibit
No.	Description
99.1	Consolidated Financial Statements for the Nine Months Ended September 30, 2023
99.2	Management’s Discussion and Analysis for the Quarter Ended September 30, 2023
99.3	Certification of Interim Filing - CEO
99.4	Certification of Interim Filing - CFO
99.5	Performance Share Unit Plan